BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002, announces to its shareholders and the market in general, that it received today a notice from GIC Private Limited (“GIC”), on behalf of some of its clients and as their investment fund manager, informing that it has sold common shares issued by BRF S.A. and that, on August 12, 2019, their interests in the Company reached, on an aggregated basis, 40,408,499 common shares and American Depositary Receipts, representative of common shares, corresponding to approximately 4.97% of the total common shares issued by the Company.

GIC further declared that (i) the objective of the abovementioned interest is strictly for investment purposes and there is no intention to change the Company’s control nor its management structure; and (ii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by GIC.

The Company stresses that that it does not have a defined shareholding control, being its shares dispersed in the market in general.

The original version of the correspondence received from GIC is filed at the Company’s headquarter.

São Paulo, August 14, 2019.

Lorival Nogueira Luz Jr.

Global CEO,

Chief Financial and Investor Relations Officer (interim)